 Exhibit 99.1

CollPlant Announces Appointment of

Roger J. Pomerantz, M.D., F.A.C.P.

as Chairman of the Board of Directors

Rehovot, Israel, February 10, 2020, CollPlant (NASDAQ:CLGN), a regenerative and aesthetic medicine company, today announced the appointment of Roger J. Pomerantz, M.D., F.A.C.P. to its Board of Directors as Chairman, effective immediately. Dr. Pomerantz is currently the President, Chief Executive Officer and Chairman of the Board of Directors of ContraFect.

Based in the U.S., Dr. Pomerantz has extensive board experience and currently serves on the boards of Intec Pharma and VerImmune, in addition to ContraFect. He also serves as the Chairman of the Scientific Advisory Board of Aridis Pharmaceuticals. In addition, Dr. Pomerantz was a Venture Partner at Flagship Pioneering from 2014 through 2019. Previously, Dr. Pomerantz, served as the President, Chief Executive Officer and Chairman of the Board of Seres Therapeutics, where he continues to serve as advisor. Prior to joining Seres, Dr. Pomerantz was Senior Vice President, Worldwide Head of Licensing & Acquisition at Merck & Co., Inc and prior to that was Senior Vice President and Global Franchise Head of Infectious Diseases at Merck. Prior to joining Merck, Dr. Pomerantz was Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals.

“Dr. Pomerantz’s extensive knowledge of the life science industry as a clinician, senior executive and board member is exactly what we need as we bolster our strategic partnerships and clinical development efforts for our recombinant human collagen (rhCollagen) technology platform,” said Yehiel Tal, CollPlant Chief Executive Officer. “Roger is an excellent addition to our team and will play an integral role in our mission to provide optimal treatment options for patients through ground-breaking solutions in the field of regenerative and aesthetic medicine.”

Dr. Pomerantz received his B.A. in Biochemistry at the Johns Hopkins University and his M.D. at the Johns Hopkins School of Medicine. He received post-graduate training at the Massachusetts General Hospital, Harvard Medical School and M.I.T. Dr. Pomerantz is Board Certified in both Internal Medicine and Infectious Diseases. He was Professor of Medicine, Biochemistry and Molecular Pharmacology, Chief of Infectious Diseases, and the Founding Director and Chair of the Institute for Human Virology and Biodefense at the Thomas Jefferson University and Medical School. He has developed twelve small and large molecular drugs approved world-wide in important diseases, including HIV, HCV,CMV, C. Diff, and tuberculosis.

“I’m thrilled to join CollPlant’s Board at a pivotal time in the Company’s mission to revolutionize the fields of regenerative and aesthetic medicine via its rhCollagen technology platform,” said Dr. Pomerantz. “I believe that CollPlant’s innovative technology platform will help to meet the rapidly growing needs of the medical aesthetics space by transforming soft tissue regeneration as well as tissue and organ manufacturing. I am looking forward to contributing the depth and breadth of my experiences in pioneering novel solutions for patients around the world.”

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of organ and tissue repair, and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. CollPlant has a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant’s BioInks in the manufacture of 3D bioprinted lungs for transplant in humans. The Company has a collaboration agreement with 3D Systems to advance and accelerate tissue and scaffold bioprinting by delivering an integrated 3D printer and BioInks solution to third parties. CollPlant’s industry collaboration partnerships include the Advanced Regenerative Manufacturing Institute (ARMI) and RegenMed Development Organization (ReMDO).

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, dermal fillers for aesthetics, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem
Deputy CEO & CFO
Tel: + 972-73-2325600
Email: Eran@collplant.com Sophia Ononye, PhD MPH MBA Founder & CEO, The Sophia Consulting Firm Tel: +1 347 533-4578 E-mail: sophia@sophiaconsultingfirm.com